PUBLIC DOCUMENT

14047617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
~~8-31481~~ 8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, LLC (Cuttone & Co., Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Scuteri (646) 943-5463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres / CEO
Title

[signature]
Notary Public

ANTHONY P. MASTROIANNI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6150690
Qualified in Kings County
My Commission Expires August 07, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

Financial Statements

December 31, 2013

(Filed Pursuant to Rule 17a-5(e)(3)

***Under the Securities Exchange Act of 1934* and**

Rule 1.10(g) of the Commodity Exchange Act)

as a PUBLIC DOCUMENT

cuttone&company®

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2013

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cuttone & Company, Inc.

Report on the Financial Statements

We have audited the accompanying financial statement of Cuttone & Company, Inc. (the "Company"), which comprises the statement of financial condition as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Managements' Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO LLP
New York, New York
February 27, 2014

Cuttone & Company, Inc.

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 2,503,758
Receivables from clearing and other brokers	1,635,722
Investment in limited liability company	229,494
Furniture, equipment, and leasehold improvements	82,081
Prepaid and other assets	837,095
	$ 5,288,150
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,501,224
Commissions payable	378,194
Income taxes payable	515
	1,879,933
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized 1,000 shares issued and 947 shares outstanding	1,000
Additional paid-in capital	204,615
Retained earnings	3,352,678
Treasury stock, at cost, 53 shares	(150,076)
	3,408,217
	$ 5,288,150

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York and maintains its main office in New York City. The Company also maintains offices in Florida and South Carolina.

The Company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company considers all highly liquid investments purchased with an original maturity of three months or less, when purchased, to be cash equivalents.

b. ***Property & Equipment*** - Furniture, equipment, and leasehold improvements are stated at cost net of accumulated depreciation.

c. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes substantially as a flow through entity instead of as a corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to income taxes in other states and localities including Florida, South Carolina, and New York City. The Company files federal, state, and local income tax returns in the jurisdictions previously disclosed, and the earliest tax year that is subject to examination by these taxing authorities is 2010.

   The Company recognizes and measures its uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change.

   The Company did not have material uncertain tax positions as of December 31, 2013 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any uncertain tax positions as a component of the provision for state and local income taxes. As of December 31, 2013, the Company had no accrued interest or penalties related to uncertain tax positions.

Continued

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM AND PAYABLES TO BROKERS

As of December 31, 2013, the amount due from brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit and minimum equity account pursuant to the Clearing Agreement.

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2013, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses. The amount payable to the Clearing Broker at December 31, 2013 represents margin cost, clearing charges, and other fees.

Amounts receivable from Clearing Broker and various other brokers net of payables at December 31, 2013 consist of the following:

	Receivable (Payable)
Commissions and cash balances due from Clearing Broker	$ 1,020,313
Direct billing due from other brokers	542,680
Deposit accounts with Clearing Broker:	
Clearing deposits	100,000
Clearing charges and other fees	(27,271)
	$ 1,635,722

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the Clearing Broker.

4 - RECEIVABLE FROM OFFICERS

During the year, the Company advanced funds to certain officers of the Company. Such advances are non-interest bearing and are due on demand. At December 31, 2013, the amount due from officers was $453,361 and was included in prepaid and other assets.

5 - INVESTMENT IN LIMITED LIABILITY COMPANY

During October 2012, the Company obtained Class A and Class B Membership interests in a limited liability company in exchange for receivables related to the formation and initial capitalization totaling $229,494. The Company accounted for the investment in the limited liability company by using the cost method based on the fact that the Company owns less than 20% of the limited liability company and has no influence over the operating and financial policies. The extent of liability related to the Company's interests in the limited liability company is limited to the Company's capital investment.

6 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2013 as follows:

Furniture and equipment	$ 403,633
Leasehold improvements	302,900
	706,533
Less: Accumulated depreciation and amortization	624,452
	$ 82,081

7 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for its offices and office equipment.

Offices located in New York are subject to a seven year lease expiring in June 2015 which provides that, in addition to the minimum annual base rent, the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement. Offices located in Florida and South Carolina are leased on a month-to-month basis. The Company subleases a part of their New York office space on a month-to-month basis.

Leased office equipment is subject to leases with 24 to 36 month terms expiring through 2014.

Future minimum lease payments under these operating leases at December 31, 2013 are as follows:

For the Years Ended December 31,	2014	$ 529,296
	2015	268,056
		$ 797,352

8 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2013, the Company's cash balances on deposit exceeded FDIC insurance limits by $2,134,202.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $2,064,266 which was $1,938,937 in excess of its required net capital of $125,329. The Company's net capital ratio was .91 to 1.

10 - OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Continued

11 - TREASURY STOCK

During 2010, pursuant to the provisions of the Stock Repurchase Agreement, the Company purchased 100 shares of its common stock collectively held by two withdrawing shareholders for an aggregate purchase price of $438,636. In connection with the stock repurchase, the Company issued individual promissory notes payable to the two selling shareholders in the amount of $219,318 each. The principal amount under the notes was due August 2013, with interest payable quarterly at the rate of 3.25% per annum.

During 2011, one of the former shareholders repurchased 47 shares of common stock from the Company in exchange for the cancellation of his $218,318 outstanding promissory note.

During 2013, the remaining note payable with the balance of $219,318 was settled for $155,000. The accounting for the gain of settlement was recorded against the original cost of the treasury stocks since the origination of the promissory note was to purchase stocks from a stockholder. The settlement reduced the actual cost of the treasury stocks from the face value of the promissory note to the actual amount paid.